UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): November 1, 2023

BRILLIANT ACQUISITION CORPORATION

(Exact name of registrant as specified in its charter)

British Virgin Islands	001-39341	N/A
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

99 Dan Ba Road, C-9, Putuo District,

Shanghai, Peoples Republic of China

(Address of principal executive offices, including zip code)

Registrant’s telephone number, including area code: (86) 021-80125497

Not Applicable
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered

Units, each consisting of one Ordinary Share, one Right and one Redeemable Warrant	BRLIU	The Nasdaq Stock Market LLC

Ordinary Shares, no par value per share	BRLI	The Nasdaq Stock Market LLC

Rights, each right entitling the holder to 1/10 of one Ordinary Share	BRLIR	The Nasdaq Stock Market LLC

Warrants, each warrant exercisable for one Ordinary Share for $11.50 per share	BRLIW	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01. Entry into a Material Definitive Agreement.

As previously reported, on February 22, 2022, Brilliant Acquisition Corporation, a British Virgin Islands company (“Brilliant”), entered into an Agreement and Plan of Merger, and on June 23, 2023, entered into an Amended and Restated Agreement and Plan of Merger (as amended and restated and as it may be further amended, supplemented or otherwise modified from time to time, the “Merger Agreement”), by and among Brilliant, Nukkleus Inc., a Delaware corporation (“Nukkleus”) and BRIL Merger Sub, Inc., a Delaware corporation (“Merger Sub”). Pursuant to the terms of the Merger Agreement, Brilliant will continue out of the British Virgin Islands and into the State of Delaware so as to re-domicile as and become a Delaware corporation, following which, Merger Sub will merge with and into Nukkleus, with Nukkleus surviving the merger as a wholly-owned subsidiary of Brilliant, such transactions being referred to herein as the “Business Combination.” Capitalized terms used but not defined herein have the meanings ascribed to them in the Merger Agreement.

On November 1, 2023, parties to the Merger Agreement entered into an Amendment No. 1 to the Amended and Restated Agreement and Plan of Merger (the “Amendment”) pursuant to which the parties agreed to revise the Exchange Ratio from 1:26.227 to 1:35, reduce the Closing Payment Shares issuable to existing holders of Nukkleus common stock from 14,000,000 shares to 10,500,000 shares, and revise the composition of the post-Business Combination board of directors.

The foregoing descriptions of the Merger Agreement and the Amendment are not complete and are subject to and qualified in their entirety by reference to the Merger Agreement and the Amendment, copies of which are filed with this Current Report on Form 8-K as Exhibits 2.1 and 2.2, respectively, and the terms of which are incorporated by reference herein.

Additional Information and Where to Find It

This Current Report relates to a proposed business combination among Nukkleus, Brilliant and Merger Sub in which Merger Sub would merge into Nukkleus. In connection with the proposed transaction, Brilliant has filed with the SEC a registration statement on Form S-4 that includes a proxy statement of Brilliant and Nukkleus and that also constitutes a prospectus of Brilliant with respect to the shares to be issued in the proposed transaction (the “proxy statement/prospectus”). The definitive proxy statement/prospectus (if and when available) will be delivered to Brilliant’s shareholders and Nukkleus’s stockholders. Each of Brilliant and Nukkleus may also file other relevant documents regarding the proposed transaction with the SEC. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, INVESTORS AND SECURITY HOLDERS OF NUKKLEUS AND BRILLIANT ARE URGED TO READ THE REGISTRATION STATEMENT, PROXY STATEMENT/PROSPECTUS AND ALL OTHER RELEVANT DOCUMENTS THAT ARE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTION, INCLUDING ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.

Investors and security holders may obtain free copies of the proxy statement/prospectus (if and when available) and other documents that are filed or will be filed with the SEC by Brilliant or Nukkleus through the website maintained by the SEC at www.sec.gov. Stockholders of Nukkleus will also be able to obtain a copy of the definitive proxy statement, without charge by directing a request to: Nukkleus, Inc., 525 Washington Boulevard, Jersey City, New Jersey 07310. Shareholders of Brilliant will also be able to obtain a copy of the definitive proxy statement, without charge by directing a request to: Brilliant Acquisition Corporation, 99 Dan Ba Road, C-9, Putuo District, Shanghai, Peoples Republic of China.

Participants in the Solicitation

Brilliant and its directors and executive officers are participants in the solicitation of proxies from the shareholders of Brilliant in respect of the proposed transaction. Information about Brilliant’s directors and executive officers and their ownership of Brilliant’s ordinary shares is set forth in Brilliant’s Annual Report on Form 10-K for the year ended December 31, 2022, filed with the SEC on March 10, 2023. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC in respect of the proposed transaction when they become available. You may obtain free copies of these documents as described in the preceding paragraph.

Nukkleus and its directors and executive officers are participants in the solicitation of proxies from the shareholders of Nukkleus in respect of the proposed transaction. Information about Nukkleus’s directors and executive officers and their ownership of Nukkleus common stock is set forth in Nukkleus’s Annual Report on Form 10-K for the year ended September 30, 2022, filed with the SEC on April 10, 2023. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC in respect of the proposed transaction when they become available. You may obtain free copies of these documents as described above.

Cautionary Note Regarding Forward-Looking Statements

Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this document, including but not limited to: (i) the risk that the proposed business combination may not be completed in a timely manner or at all, which may adversely affect the price of Nukkleus and/or Brilliant securities; (ii) the risk that the proposed business combination may not be completed by Brilliant’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by Brilliant; (iii) the failure to satisfy the conditions to the consummation of the proposed business combination, including the approval of the proposed business combination by the stockholders of Nukkleus and/or Brilliant, the satisfaction of the minimum trust account amount following redemptions by Brilliant’s public shareholders and the receipt of certain governmental and regulatory approvals; (iv) the effect of the announcement or pendency of the proposed business combination on Nukkleus’s business relationships, performance, and business generally; (v) risks that the proposed business combination disrupts current plans of Nukkleus and potential difficulties in Nukkleus employee retention as a result of the proposed business combination; (vi) the outcome of any legal proceedings that may be instituted against Nukkleus or Brilliant related to the agreement and plan of merger or the proposed business combination; (vii) the ability to maintain the listing of Brilliant’s securities on the Nasdaq Stock Market; (viii) the price of Nukkleus’s and/or Brilliant’s securities, including volatility resulting from changes in the competitive and highly regulated industries in which Nukkleus and Brilliant plan to operate, variations in performance across competitors, changes in laws and regulations affecting Nukkleus’s business and changes in the combined capital structure; and (ix) the ability to implement business plans, forecasts, and other expectations after the completion of the proposed business combination, and identify and realize additional opportunities. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the proxy statement/prospectus contained in Brilliant’s Form S-4 registration statement described above, including those under “Risk Factors” therein, the Annual Report on Form 10-K for Nukkleus and Brilliant, Quarterly Reports on Form 10-Q for Nukkleus and Brilliant and other documents filed by Nukkleus and/or Brilliant from time to time with the U.S. Securities and Exchange Commission (the “SEC”). These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Nukkleus and Brilliant assume no obligation and, except as required by law, do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither Nukkleus nor Brilliant gives any assurance that either Nukkleus or Brilliant will achieve its expectations.

No Offer or Solicitation

This communication is not intended to and will not constitute an offer to sell or the solicitation of an offer to sell or to buy any securities or a solicitation of any vote or approval and is not a substitute for the proxy statement/prospectus or any other document that Brilliant or Nukkleus may file with the SEC or send to Nukkleus’s and/or Brilliant’s shareholders in connection with the proposed transaction. No offer of securities will be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.

Item 9.01. Financial Statements and Exhibits.

(d) Exhibits.

Exhibit No.	Description

2.1†	Amended and Restated Agreement and Plan of Merger, dated as of June 23, 2023, by and among Nukkleus Inc., Brilliant Acquisition Corporation, and BRIL Merger Sub, Inc. (incorporated by reference to Exhibit 2.1 to the Company’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on June 26, 2023).
2.2	Amendment No 1. to Amended and Restated Agreement and Plan of Merger, dated as of November 1, 2023, by and among Nukkleus Inc. and Brilliant Acquisition Corporation.
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

†	Certain of the exhibits and schedules to this exhibit have been omitted in accordance with Regulation S-K Item 601(b)(2). The Registrant agrees to furnish supplementally a copy of all omitted exhibits and schedules to the SEC upon its request.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

BRILLIANT ACQUISITION CORPORATION

	By:	/s/ Dr. Peng Jiang
		Name:	Dr. Peng Jiang
		Title:	Chief Executive Officer

Dated: November 1, 2023